Global Partner Acquisition Corp II

200 Park Avenue 32nd Floor

New York, New York 10166

May 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Nudrat Salik, Michael Fay, Jessica Ansart, Lauren Nguyen

Re:	Global Partner Acquisition Corp II Registration Statement on Form S-4 (the “Registration Statement”) Filed January 12, 2024, as amended File No. 333-276510

Ladies and Gentlemen:

Reference is made to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated May 7, 2024 (the “Staff’s Letter”), with respect to the above referenced Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with this letter, Global Partner Acquisition Corp II (the “Company”) has submitted correspondence to the Staff providing the Company’s proposed revisions to the Registration Statement in response to comment 2 in the Staff’s Letter, as shown in Annex A hereto. For the Staff’s convenience, we have incorporated comment 2 into Annex A in italics.

We respectfully request the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please contact Peter Seligson of Kirkland & Ellis LLP at (212) 446-4756 or Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely, GLOBAL PARTNER ACQUISITION CORP II

/s/ Chandra R. Patel
Chandra R. Patel Chief Executive Officer

Enclosures

cc:	Julian J. Seiguer, P.C. (Kirkland & Ellis LLP) Peter Seligson, P.C. (Kirkland & Ellis LLP) Billy Vranish (Kirkland & Ellis LLP)

ANNEX A

Comment 2 from the Staff’s Letter

Business of Stardust Power

Technology and Engineering

Hatch Contract, page 277

2. We note your revised disclosure that Hatch has completed the front-end loading study or Scoping Study as of April 17, 2024. We also note your disclosure that “[t]he study confirmed, on a preliminary level, that the development of the Facility remains viable, based on certain assumptions made by Hatch.” Please revise your disclosure to discuss the material assumptions Hatch made that served as a basis for the study.

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Proposed Revisions to the Registration Statement

The Company proposes to make the following revisions on page 277 of the Registration Statement to add the underlined text (indicated textually in the same manner as the following example: underlined text) as set forth below.

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Technology and Engineering

Hatch Contract

Stardust Power works with leading engineering firms to advance its project. Hatch, an engineering, procurement and construction management firm (“EPCM”) in lithium industry has been engaged to provide a Readiness Assessment and a Scoping Study, a.k.a. a FEL-1, to attempt to minimize technology risks.

Hatch was engaged by the Company to conduct a Preliminary Readiness Assessment covering:

•	project risk assessment;
•	artistic site renderings;
•	site review
•	financial model assumption review; and
•	equipment procurement timelines.

In this assessment, Hatch performed a DLE output simulation of the water samples using adsorption technology, identified expected ranges of impurities, lithium recovery, and options to process the feedstock, assessed transportation options and expected ranges of costs at high level, and provided high level financial model inputs for CAPEX and OPEX based on benchmarks only.

Hatch also completed the front-end loading, (FEL-1), also known as a Scoping Study as of April 17, 2024. In connection with the study, Hatch developed and mapped out several workstreams for development of the FEL-1 (Scoping Study) and DOE application, with a preliminary estimated target schedule for the refinery build, which is a forecast only and subject to change. The FEL-1 study was performed to assess Stardust Power refinery’s technical viability using feedstock samples provided by Stardust Power. The study relied on proven technology to process lithium brine into BG LC and incorporated advancements for processing diverse sources of feedstock. The study includes: (i) Process Design Basis identifying main processing steps; (ii) Block Flow Diagram detailing the chemical process; (iii) Mass and Energy Balance, quantifying the inputs needed as well as the outputs; (iv) Equipment List and Sizing; (v) Capital Cost estimate; (vi) Operating Cost estimate based on the Mass and Energy Balance developed; and (vii) an Implementation Schedule with an estimated timeline to implement the project. The study confirmed, on a preliminary level, that the development of the Facility remains viable, based on certain assumptions made by Hatch. The material assumptions include that (1) sufficient lithium chloride feedstock and technical grade lithium carbonate feedstock will be made available to support the scheduled startup of the refinery, such that it will not remain idle for any significant period of time; (2) required permits are obtained on a timely basis; (3) we are able to sufficiently educate industry participants regarding our chemical refining process and development strategy; (4) the project is able to be completed and operated on an economic basis consistent with industry benchmark costs; (5) the project site is level with no massive excavation and considered to provide an even terrain for construction; and (6) a project specific site worker accommodation facility (i.e., construction camp) is not required.

As on date, Hatch has not transferred any intellectual property to Stardust Power. There is no royalty that is owned and due to be paid to Hatch.